Exhibit 99.1

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Steakholder Foods® Achieves More Than 75% Cost Reduction in Growth Media for Bovine Cell Cultivation

Unlocking Affordable Cell Production for a Sustainable Future

Rehovot, Israel, November 2, 2023 – Steakholder Foods Ltd. (Nasdaq: STKH), a leading international deep-tech food company, announces that the Company’s biology team has successfully reduced the cost of its in-house growth media for bovine cell cultivation in suspension by just over 75% from prices just two years ago.

The high cost of growth media has been a significant challenge across the industry, hindering scalability and affordability. Steakholder Foods is on a mission to address this industry-wide concern by optimizing growth methodologies and creating scalable solutions, paving the way for industrial-scale cell production while substantially lowering the total production costs of cultivated beef.

The increased affordability of growth media is especially significant as it is widely believed that technological challenges to the commercialization of cultivated meat will be overcome long before the economic challenges are met, and cultivated meat becomes affordable to the consumer. Every cost reduction in materials can be another step towards putting cultivated meat on people’s tables one day soon.

While reducing costs is essential, maintaining the highest yield and product quality is equally crucial, which is why Steakholder Foods’ dedicated research and development efforts over the years have focused not only on cost reduction but also on optimizing growth media in suspension to ensure that yields remain consistently high. Steakholder Foods’ R&D team’s achieves this by testing replacements for individual growth media components to optimize the formulation for beef cells without compromising the quality and quantity of the cells.

Dan Kozlovski, CTO at Steakholder Foods: “Our ability to achieve a significant cost reduction in growth media is a testament to the dedication and innovation of our biology team. It propels us toward our goal of making cultivated meat a viable, sustainable, and cost-effective solution for the future.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com